EXHIBIT 12.1
Kansas City Southern
Computation of Ratio of Earnings to Fixed Charges
Dollars in millions

	2008	2007	2006	2005		2004
Earnings:
Pretax income from continuing operations, excluding equity in earnings of unconsolidated affiliates	$230.7	$209.9	$147.3	$73.1	(i)	$52.5
Interest expense	138.9	156.7	167.2	133.5		44.4
Portion of rents representative of an appropriate interest factor	45.7	43.1	45.6	34.3		19.2
Distributed income of equity investments	18.9	4.0	4.5	8.3		8.8

Pretax income as adjusted	$434.2	$413.7	$364.6	$249.2		$124.9

Fixed Charges:
Interest expense	$138.9	$156.7	$167.2	$133.5		$44.4
Capitalized interest	4.4	—	—	—		—
Portion of rents representative of an appropriate interest factor	45.7	43.1	45.6	34.3		19.2

Fixed charges before preference dividends	189.0	199.8	212.8	167.8		63.6
Preference security dividend as defined by Item 503(d)(B) of Regulation S-K	20.5	28.4	27.6	15.4		14.2

Total fixed charges	$209.5	$228.2	$240.4	$183.2		$77.8

Ratio of earnings to fixed charges and preference dividends	2.1	1.8	1.5	1.4		1.6

Ratio of earnings to fixed charges	2.3	2.1	1.7	1.5		2.0

Note: Excludes amortization expense on debt discount due to immateriality.
(i)	Income from continuing operations for the year ended December 31, 2005, reflects the acquisition of Grupo KCSM effective April 1, 2005, and Mexrail effective January 1, 2005. The acquisitions were accounted for as purchases and are included in the consolidated results of operations for periods following the respective acquisition dates.